LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

May 17, 2010

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust - Form N-14

File Nos. 333-163981 and 811-22356

Dear Mr. Di Stefano:

Kindly accept this letter in response to my telephone conversation with you on Wednesday, May 12, 2010, and my telephone conversation with Mr. Long later that same day.  The following comments were made regarding the above referenced registrant’s recent N-14.  As discussed and requested, the registrant will make all the requested changes in its Rule 497 associated therewith.

The following comments were suggested:

Comment:

It was noted that the “Securities Act Registration No.” should be amended to “333-166266”.

Response:

This number will be amended.

Comment:

It was suggested that the term “Unified Fund” be amended to the “Transferring Fund” throughout the document.

Response:

The change will be made throughout the document.

Comment:

It was asked that references made to the Transferring Fund’s financial statements be made to its semi-annual report filed on February 28, 1010.

Response:

This amendment has been made throughout the document.

Comment:

It was asked that management provide support for its assertion that as a result of the merger the Acquiring Fund’s expenses will be .90%.

Response:

Management provides the following:

The Archer Investment Series Trust will be able to procure lower expenses for the Funds under its own umbrella trust format due to negotiations with its varying service contracts.  Currently, with the Unified Series Trust, there is no discipline involved in securing lower expenses from vendors when a Fund has an expense cap.  The rationale for Unified is that they will get paid regardless of whether it is from the Fund’s Advisor or its Shareholders.  Thus, this inhibits the ability of the Fund to offer lower expenses to its shareholders over time as the Fund grows.

The establishment of the Archer Investment Series Trust considers both the shareholders and the Advisors when negotiating contracts with vendors.  The following are specific examples of fees the Archer Investment Series Trust has negotiated vs. Unified’s fees based on current asset levels:

Expense	Archer Investment Series Trust	Unified Series Trust

Transfer Agent	$10,000	$38,000
Legal Expense	$18,000	$36,700
Administration	$10,000	$28,400
Fund Accounting	$21,000	$17,300 (incl. some Admin in AIST)
Audit Expense	$ 9,500	$15,600
Trustee Fees	$ 3,000	$ 8,900
CCO Expense	$ 5,000	$ 7,600

Based on the foregoing, expenses are cut virtually in half.  These expenses represent the bulk of the expenses outside of the Advisory Fees.  Further, as the trust adds additional series, economies of scale will be achieved under the Archer Investment Series Trust.  These projections are based on 8/31/09 expenses with Unified with average annual assets of $8,491,333.  Management believes that the Archer Investment Series Trust expenses will be more steady and constant than Unified.  Based on the 2/28/10 filing, the expenses with Unified have increased beyond those shown here where the Archer expenses are based on assets of $15,000,000.

Comment:

It was noted that Archer’s (Pro Forma) 1 yr and 3 yr. expense Example figures did not appear to be correct.

Response:

Management reviewed these figures and revised each to reflect the accurate figures.

Comment:

It was noted that there is no need to reflect Pro Forma financial statements at the end of the filing.

Response:

These tables and statement were removed.

Comment:

It was suggested that under the section entitled “Payments to Broker-Dealers and Other Financial Intermediaries”, the first sentence should be revised to reflect that the Fund does not currently have in place a Rule 12b-1 plan, therefore, the Fund and its related companies will not pay the intermediary for the sale of Fund shares and related services at this time.

Response:

To accommodate this suggestion, the language will be revised to read as follows:

Although the Fund does not currently have a Rule 12b-1 Plan, if in the future one is instituted, if you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

Comment:

It was suggested that an “adjustment column” be added to the “Capitalization” table.

Response

The table will be modified to reflect this additional information.

Finally, please note that in order to comply with Unified Series Trust By-laws and Declaration of Trust, the record date and the Shareholder meeting have been pushed out a few days.  The record date is now April 16, 2010 and the shareholder meeting is now scheduled for June 2, 2010.

Thank you for your kind attention to this matter.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks